UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

Harvard Bioscience, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
416906105
(CUSIP Number)
Kerry Nelson
c/o Skystone Advisors LLC
Two International Place, 18th Floor
Boston, MA 02110
(617) 603-2081
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

__________________________________

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    416906105

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
HSO Limited Partnership Skystone Advisors LLC Kerry Nelson
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization HSO Limited Partnership -- Cayman Islands, British West Indies Skystone Advisors LLC -- Delaware Kerry Nelson -- United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power HSO Limited Partnership -- 0 shares Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
	8.	Shared Voting Power HSO Limited Partnership – 2,757,257 shares Skystone Advisors LLC – 3,759,937 shares Kerry Nelson -- 3,759,937 shares
	9.	Sole Dispositive Power HSO Limited Partnership -- 0 shares Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
	10.	Shared Dispositive Power HSO Limited Partnership -- 2,757,257 shares Skystone Advisors LLC – 3,759,937 shares Kerry Nelson -- 3,759,937 shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person HSO Limited Partnership -- 2,757,257 shares Skystone Advisors LLC – 3,759,937 shares Kerry Nelson -- 3,759,937 shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) HSO Limited Partnership – 8.9% Skystone Advisors LLC – 12.2% Kerry Nelson – 12.2%
14.	Type of Reporting Person (See Instructions) HSO Limited Partnership -- PN Skystone Advisors LLC -- OO (Limited Liability Company) Kerry Nelson – IN

Introduction

This statement is the second amendment related to the Schedule 13D (the “Schedule 13D”) filed on November 27, 2007 by Skystone Advisors LLC (“Skystone LLC”), HSO Limited Partnership (“HSO LP”) and Kerry Nelson (collectively the “Reporting Persons”) with respect to shares of Common Stock, par value $0.01 per share (the “Shares”) of Harvard Bioscience, Inc. (the “Issuer”). Capitalized terms used but not defined herein have the meaning set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

1.	Item 4 is hereby amended to add the following information:

As a result of the rejection by the Board of Directors of the December 12, 2007 proposal of the Skystone Funds to acquire all of the outstanding Shares of the Issuer not already owned by the Skystone Funds (the “Proposal”), and the decision of the Board of Directors not to engage in substantive discussions with Skystone regarding the Proposal, the Skystone Funds are no longer pursuing the Proposal at this time.

The Reporting Persons disposed of the Shares reported herein as sold on May 16, 2008 in connection with the investment allocation decisions for the Funds.

2.	Item 5 is hereby amended to add the following information:

(a) and (b) All share numbers and ownership percentages are based on 30,925,514 Shares outstanding as of May 2, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2008.

As of the date hereof, HSO LP beneficially owned 2,757,257 Shares, representing approximately 8.9% of the Shares outstanding. GP SPV, in its capacity as general partner of HSO LP, may be deemed to beneficially own the 2,757,257 Shares beneficially owned by HSO LP, representing approximately 8.9% of the Shares outstanding. As the Investment Member of GP SPV and as the general partner of HSE Master Fund, Skystone LLC may be deemed to beneficially own 3,759,937 Shares, which is the aggregate amount of Shares owned by HSO LP and HSE Master Fund, representing approximately 12.2% of the Shares outstanding. As the Managing Member of Skystone LLC, which in turn is the Investment Member of GP SPV and the general partner of HSE Master Fund, Ms. Nelson may be deemed to beneficially own the 3,759,937 Shares owned by HSO LP and HSE Master Fund, representing approximately 12.2% of the Shares outstanding. Skystone LLC and Ms. Nelson, directly or indirectly, may own interests in HSO LP and/or HSE Master Fund from time to time. Each of the Reporting Persons, by reason of the relationships set forth herein, is reported as having shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, such Shares.

(c) During the sixty (60) days preceding the date of this report, the Reporting Persons effected the following transactions in the Shares in the open market on NASDAQ:

Reporting Person	Trade Date	Shares Purchased/(Sold)	Price/Share
HSO LP	05/16/2008	(733,300)	$5.00
/ GP SPV

Skystone LLC	05/16/2008	(1,000,000)	$5.00
/ Kerry Nelson
3.	Item 7 is hereby amended to add the following information:
Item 7.	Material to Be Filed as Exhibits
A.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2008	HSO Limited Partnership
By: Skystone Advisors LLC, the Investment Member of the General Partner

By: /s/ Kerry Nelson
Dated: May 20, 2008	Kerry Nelson, Managing Member Skystone Advisors LLC By: /s/ Kerry Nelson
Kerry Nelson, Managing Member /s/ Kerry Nelson
Dated: May 20, 2008	Kerry Nelson

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of November 27, 2007, is by and among HSO Limited Partnership, a Cayman Islands limited partnership, Skystone Advisors LLC, a Delaware limited liability company, and Kerry Nelson, an individual (the foregoing are collectively referred to herein as the “Skystone Filers”).

Each of the Skystone Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common stock, par value $0.01 per share, of Harvard Bioscience, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Skystone Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Skystone Filers upon one week’s prior written notice (or such lesser period of notice as the Skystone Filers may mutually agree) to the other parties hereto.

Executed and delivered as of the date first above written.

Dated: November 27, 2007	HSO Limited Partnership
By: Skystone Advisors LLC, the Investment Member of the General Partner

By: /s/ Kerry Nelson
Dated: November 27, 2007	Kerry Nelson, Managing Member Skystone Advisors LLC By: /s/ Kerry Nelson
Kerry Nelson, Managing Member By: /s/ Kerry Nelson
Dated: November 27, 2007	Kerry Nelson